Exhibit 1

NOT FOR DISTRIBUTION IN ITALY

NXP Announces a New Financing and the Expiration and Results of the

Tender Offer for its 9 3/4% Senior Secured Notes due 2018

Eindhoven, the Netherlands, December 11, 2012. NXP Semiconductors N.V. (NASDAQ: NXPI) (together with its subsidiaries, “NXP”) today announced that NXP B.V. and NXP Funding LLC, as borrowers, entered into a new $500 million senior secured term loan facility on December 10, 2012, with Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Bank USA, as arrangers (the “New Term Loan”), and also announced the expiration and successful completion of the previously announced tender offer (the “Tender Offer”) by NXP B.V. for up to $500 million in cash of its outstanding U.S. dollar-denominated 9 3/4% Senior Secured Notes due 2018 (the “Notes”), jointly and severally issued by NXP B.V. and NXP Funding LLC. By entering into the New Term Loan and completing the Tender Offer, NXP will be able to lower its interest cost and to extend the maturity profile of its debt.

New Term Loan. The proceeds under the New Term Loan will become available for utilization, following the satisfaction of customary conditions, on December 12, 2012. The proceeds under the New Term Loan are to be drawn as additional loans under NXP’s existing senior secured term loan facility dated as of March 4, 2011, as amended from time to time, and shall become due and payable on January 11, 2020.

Tender Offer Results. The table below sets forth the results of the Tender Offer for the Notes, according to information provided by Deutsche Bank Trust Company Americas (the “Tender Agent”), as of the expiration time of 11:59 p.m., New York City time, on December 10, 2012. As the aggregate principal amount of the Notes tendered exceeded the $500 million maximum tender amount, the amount of Notes that will be accepted for purchase will be prorated pursuant to the terms of the offer to purchase dated October 24, 2012 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).

CUSIP/ISIN	Title of Notes to be tendered	Outstanding Principal Amount	Amount of Notes Tendered	Approximate Percentage of Notes Tendered	Approximate Proration Factor
N65965 AN0/ USN65965AN07 62947Q AK4/ US62947QAK40	9 3/4% Senior Secured Notes due 2018	$922,470,000.00	$678,020,000.00	73.50%	74.3617%

Acceptance for payment. NXP has accepted for payment $500,000,000 aggregate principal amount of Notes that have been validly tendered and not validly withdrawn and expects to make payment on such Notes on December 12, 2012. Such payment will cover the tender offer consideration, as well as any accrued and unpaid interest to, but not including, December 12, 2012 and will be made using the proceeds from the New Term Loan.

Qualification. This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein. No offer shall be made in any jurisdiction where such offer or purchase would be unlawful. Holders should seek their own advice based on their particular circumstances from an independent adviser. The offer is made only by, and pursuant to, the terms set forth in the Offer to Purchase and the Letter of Transmittal, and the information in this press release is qualified by reference thereto.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

For further information, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202